
07005549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 1 2007
202

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 51583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.G. MARTIN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

366 NORTH BROADWAY, SUITE 408
(No. and Street)

JERICHO (City) NEW YORK (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMANUEL PANTELAKIS 516-681-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAULA S. MORELLI, CPA, PC
(Name – *if individual, state last, first, middle name*)

21 MARTHA STREET (Address) FREEPORT (City) NEW YORK (State) 11520 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EMANUEL PANTELAKIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. MARTIN SECURITIES LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

ELLEN PANTELAKIS
NOTARY PUBLIC STATE OF NEW YORK
No 01PA5011935
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES JUNE 15 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paula S. Morelli, CPA, PC

Paula S. Morelli, CPA

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of
S. G. Martin Securities LLC

I have audited the accompanying statement of financial condition of S. G. Martin Securities LLC as of December 31, 2006 and the related statements of income, changes in member's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of S. G. Martin Securities LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The balance sheet of the Company at December 31, 2006 includes marketable securities of $209,869 and marketable securities not readily marketable of $35,660. As described in Notes 2 and 3 to the financial statements, marketable securities are carried at fair value based on the last transaction price quotation. The last transaction price quotation may be higher than the last bid for a particular security and the bid may be for a size smaller than the size of the position of the respective security. Consequently, actual proceeds from future sales of marketable securities may be materially lower than their carrying value.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 28, 2007
Freeport, New York

21 Martha Street, Freeport, New York 11520 Phone/Fax (516) 378-4258

Exhibit A

S. G. MARTIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current Assets		
Cash and Cash Equivalents	$	2,557
Receivables From Brokers		123,608
Securities Owned:		
Marketable - at market value		211,228
Not Readily Marketable - At Estimated Fair Value		35,660
Total Current Assets		373,053
Other Assets		
Property, Furniture and Equipment - At Cost of $4,847 minus Accumulated Depreciation of $1,729		3,118
Deposits and Advances		39,482
Total Assets	$	415,653

See Notes to Financial Statements.

Exhibit A-1

S. G. MARTIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2006

LIABILITIES & MEMBERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	34,504
Legal Settlement Payable		32,515
Marketable Securities Short		122
Total Liabilities		67,141
MEMBERS' EQUITY		
Accumulated Equity (Exhibit C)		348,512
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	415,653

See Notes to Financial Statements.

END